Via Facsimile and U.S. Mail
Mail Stop 3-9

						April 22, 2005


Mark McDade
Chief Executive Officer
Protein Design Labs, Inc.
38401 Campus Drive
Fremont, California 94555

Re:	Registration Statement on Form S-3
	Filed April 8, 2005
	File No. 333-108701

Dear Mr. McDade:

	This is to advise you that we have performed a limited review of the above registration statement, and we have the following comments.

Pending Confidential Treatment Applications

1. It appears that the Company has two pending requests for confidential treatment, one filed in April 2003 and the other in March 2005. We are currently processing these requests and will issue comments to you in a separate letter that will be forthcoming.
Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Selling Securityholders, pages 65-70

2. We note that the next-to-last row in your table of selling securityholders is reserved for "All other holders of 2005 Notes.
..
.." In addition, footnote 4 to the table indicates that information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if and when required.

Although it is permissible to designate a group of unknown persons as potential sellers in the manner that you have chosen, please understand that you may not subsequently complete the identification of these sellers by means of a prospectus supplement. Instead, each time you identify additional selling securityholders you must do so by post-effective amendment. The only exception in which a prospectus supplement may be used to add previously unidentified selling securityholders is if the new sellers acquired their securities through a transfer, pledge, donation, etc. from selling securityholders who themselves were identified in the prospectus pre-effectively.

	Accordingly, please supplementally confirm your understanding of
this requirement and 	revise the disclosure in the prospectus
as
necessary to make this clear.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Daniel Greenspan at (202) 942-2974 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	J. Howard Clowes, Esq.
	DLA Piper Rudnick Gray Cary US LLP
	153 Townsend Street, Suite 800
	San Francisco, California 94107

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Protein Design Labs, Inc.
April 22, 2005
Page 1